Contact

www.linkedin.com/in/brian-coleman-931535167 (LinkedIn)

Brian Coleman

CEO at 2 Row Brewing
Salt Lake City Metropolitan Area

Experience

2 Row Brewing
President
June 2015 - Present (9 years 11 months)
Midvale, Utah, United States

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